UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Muleta, John
   c/o PSINet Inc.
   510 Huntmar Park Drive
   Herndon, VA  20170
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   1/21/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PSINet Inc.
   PSIX
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
Senior Vice President: President Global Facilities Development and India, Middle East and Asia

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common Stock, $.01 par value               |44,858*               |D               |                                               |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Options to purchase Comm|**       |2/17/08  |Common Stock, $.01 par |95,330*  |$4.25*    |D            |                           |
on Stock, $.01 par value|         |         |value                  |         |          |             |                           |
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Options to purchase Comm|***      |7/17/08  |Common Stock, $.01 par |7,000*   |$6.71875* |D            |                           |
on Stock, $.01 par value|         |         |value                  |         |          |             |                           |
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Options to purchase Comm|****     |8/31/08  |Common Stock, $.01 par |6,270*   |$5.25*    |D            |                           |
on Stock, $.01 par value|         |         |value                  |         |          |             |                           |
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Options to purchase Comm|*****    |4/1/09   |Common Stock, $.01 par |30,000*  |$21.375*  |D            |                           |
on Stock, $.01 par value|         |         |value                  |         |          |             |                           |
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Options to purchase Comm|******   |5/19/09  |Common Stock, $.01 par |60,000*  |$24.3125* |D            |                           |
on Stock, $.01 par value|         |         |value                  |         |          |             |                           |
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Explanation of Responses:
*Reflects a 2-for1 stock split for holders of record as of January 28, 2000.
**Options become exercisable in equal monthly increments of approximately 2,000 shares beginning on March 17, 1998, subject to continued employment on each of such vesting dates
***Options become exercisable in equal monthly increments of approximately 166 shares beginning on August 17, 1998, subject to continued employment on each of such vesting dates
****Options become exercisable in equal monthly increments of approximately 146 shares beginning on September 30, 1998, subject to continued employment on each of such vesting dates
*****Options become exercisable in equal monthly increments of approximately 626 shares beginning on May 1, 1999, subject to continued employment on each of such vesting dates
******Options become exercisable in equal monthly increments of approximately 1,250 shares beginning on June 19, 1999, subject to continued employment on each of such vesting dates
SIGNATURE OF REPORTING PERSON
John Muleta
DATE
January 31, 2000